CUSIP No. 829073105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Simpson Manufacturing Co., Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

829073105

(CUSIP Number)

Ellyn Roberts
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111  (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2009*

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The amount of the securities reported as beneficially owned by the filers of this Schedule 13D is the amount such filers beneficially owned on the date that this Schedule 13D is filed.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 829073105

1.	Names of Reporting Persons.

Simpson PSB Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 275,000
8. Shared Voting Power 0
9. Sole Dispositive Power 275,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	0.6%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 829073105

1.	Names of Reporting Persons.

Barclay Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,310,416
8. Shared Voting Power 0
9. Sole Dispositive Power 7,310,416
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person7,310,416

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	14.8%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 829073105

1.	Names of Reporting Persons.

Sharon Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	2.0%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 829073105

1.	Names of Reporting Persons.

Dr. John B. Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 300,644
8. Shared Voting Power 0
9. Sole Dispositive Power 300,644
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person300,644

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	0.6%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 829073105

1.	Names of Reporting Persons.

Dr. John R. Murray

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 112,540
8. Shared Voting Power 0
9. Sole Dispositive Power 112,540
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person112,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	0.2%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 829073105

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Simpson Manufacturing Co., Inc. (“SSD”).  The principal executive office of SSD is located at 5956 W. Las Positas Blvd., Pleasanton, CA 94588.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)
The persons filing this Schedule 13D are Barclay Simpson, Sharon Simpson, Simpson PSB Fund, Dr. John B. Simpson and Dr. John R. Murray.  Simpson PSB Fund (“PSB”) is a California nonprofit public benefit corporation.  The executive officers of PSB are Barclay Simpson, president, and Sharon Simpson, vice president.  The directors of PSB are Barclay Simpson, Sharon Simpson, Dr. John B. Simpson and Dr. John R. Murray.

(b)
The business address of PSB and Sharon Simpson is 3669 Mount Diablo Boulevard, Lafayette, CA  94549.  The business address of Barclay Simpson is listed in Item 1.  Dr. John B. Simpson’s address is 941 Shine Rd., Pt. Ludlow, WA 98365.  Dr. John R. Murray’s address is 952 Chautauqua Blvd., Pacific Palisades, CA 92072.

(c)
Barclay Simpson is chairman of the board of directors of SSD.  See Item 1 for the address of SSD.  Dr. John B. Simpson is the President of the State University of New York at Buffalo.  Dr. John R. Murray is a professor at the University of Southern California.

(d)	During the last five years, none of the persons listed in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the persons listed in Item 2(a) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of such natural persons are U.S. citizens.

CUSIP No. 829073105

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

PSB	Stock was acquired by gift	0
Barclay Simpson	PF	Nominal
Sharon Simpson	Other	0
Dr. John B. Simpson	Other	0
Dr. John R. Murray	Other	0

Item 4.                      Purpose of Transaction

Barclay Simpson, directly and indirectly, made various charitable donations in 2009 of 812,761 shares of the Stock in the aggregate, including 212,500 shares donated by PSB.  For estate planning purposes, on October 19, 2010, Barclay Simpson gave 2,400,000 shares of the Stock to Sharon Simpson as a gift and as her sole and separate property, and on December 1, 2010, Sharon Simpson contributed 1,400,000 shares of the Stock to an irrevocable trust, the beneficial owners of which are various members of the Simpson family, including Dr. John B. Simpson and Dr. John R. Murray’s wife.  Barclay and Sharon Simpson have no right, title or interest to the Stock held by the trust, and no filer of this Schedule 13D has any authority to vote or dispose of the Stock held by the trust.  Therefore, none of the filers of this Schedule 13D beneficially own any of such shares of the Stock within the meaning of rule 13d-3 under the Act and such shares are not included on this Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

The beneficial ownership of the Stock by each person named in Item 2 of this statement is as follows at the date hereof:

	Aggregate Beneficially Owned		Voting Power		Dispositive Power
Name	Number	Percent	Sole	Shared	Sole	Shared
PSB	275,000	0.6	275,000	0	275,000	0
Barclay Simpson	7,310,416*	14.8	7,310,416*	0	7,310,416*	0
Sharon Simpson	1,000,000	2.0	1,000,000	0	1,000,000	0
Dr. John B. Simpson	300,644	0.6	300,644	0	300,644	0
Dr. John R. Murray	112,540	0.5	112,540	0	112,540	0

*  Includes 6,128 shares of Stock owned indirectly through SSD’s profit sharing trust.

CUSIP No. 829073105

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons named in Item 2 since July 6, 2009:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
PSB	Gift (disposal)	9/4/09	50,000	N/A
PSB	Gift (disposal)	12/31/09	600,261	N/A
Barclay Simpson	Gift (disposal)	10/19/10	2,400,000	N/A(1)
Sharon Simpson	Gift (acquisition)	10/19/10	2,400,000	N/A(1)
Sharon Simpson	Gift (disposal)	12/1/10	1,400,000	N/A
Barclay Simpson	Stock option expiration	1/26/11	1,000	N/A
Barclay Simpson	Stock option grant	2/3/11	2,000	N/A(2)

(1) These securities were a gift from Barclay Simpson to Sharon Simpson.  See Item 4.

(2)  See Item 6.

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Barclay Simpson participates in the SSD 1994 Stock Option Plan (the "Plan"), which is described on pages 11 through 17 of Exhibit B hereto.  A copy of the Plan is Exhibit C hereto.  He holds Nonstatutory Stock Options granted under the Plan on February 3, 2011, entitling him to purchase up to 2,000 shares of Stock, none of which may be purchased within 60 days and which, therefore, are not included in this Schedule 13D.

Item 7.                      Material to Be Filed as Exhibits

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D.

B.
Matter under the heading “Proposal No. 2 Approval of Amendment of the Simpson Manufacturing Co., Inc. 1994 Stock Option Plan,” in SSD’s  Proxy Statement dated March 3, 2009, is incorporated herein by reference.

C.	Simpson Manufacturing Co., Inc. 1994 Stock Option Plan is incorporated herein by reference to Exhibit 4.1 to SSD’s Form S-8 Registration Statement filed on July 30, 2002.

CUSIP No. 829073105

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:                 February 25, 2011

Barclay Simpson Sharon Simpson	SIMPSON PSB FUND By: Barclay Simpson President
Dr. John B. Simpson	Dr. John R. Murray

CUSIP No. 829073105

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G and reports on Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint Barclay Simpson, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:                   February 25, 2011

Barclay Simpson Sharon Simpson	SIMPSON PSB FUND By: Barclay Simpson President
Dr. John B. Simpson	Dr. John R. Murray